Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 16, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 962
               Global Balanced Income Builder Portfolio, Series 1
                              File No. 333-183887
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Dear Mr. Bartz:

     This letter is in response to your comment letter dated October 10, 2012 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 962, filed on September 13, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global Balanced Income Builder Portfolio, Series 1 (the "Trust"). This letter serves to respond to your comments.

Investment Summary - Investment Objective
---------------------------------------------

     1. Since the name of the Trust includes the term "income," please revise the Investment Objective to state that the Trust will seek primarily income.

     Response:     The disclosure has been revised to state: "The trust seeks current income as a primary objective, with the potential for capital appreciation as a secondary objective."

Investment Summary - Principal Investment Strategy
-------------------------------------------------------

     2. Since the Trust's name includes the term "global," please expressly describe how the Trust will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17,
2001).

     Response: The following has been added as the second sentence in the second paragraph under the "Principal Investment Strategy" section: "The trust portfolio consists of securities of companies headquartered in at least ten different countries."

Investment Summary - Security Selection - Domestic Equity Strategy
--------------------------------------------------------------------------

     3. This section describes the Trust's investment strategy for its domestic common stock investments. Please disclose the market capitalizations of the common stocks in which the Trust will invest.

     Response:     The following has been added as the second sentence under
this section: "These common stocks may be issued by small-, mid- and large-capitalization companies."

Investment Summary - Security Selection - International Equity Strategy
-------------------------------------------------------------------------------

     In addition to the above, the second sentence under the "International Equity Strategy" section has been revised to add "or U.S.-listed common stocks of foreign companies" so that it reads: "These stocks will be large-cap dividend paying ADR/GDR equity securities or U.S.-listed common stocks of foreign companies representing both developed and emerging markets."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren